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Amendment 2
File # 24-10146

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

BINJ Laboratories, Inc.
(Exact name of issuer as specified in its charter)

State of Delaware
(State or other jurisdiction of incorporation or organization)

159 Burgin Parkway, Quincy, Massachusetts 02169, (617) 471-4445
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

None
(Name, address, including zip code, and telephone number, including area code, of agent for service)

3823
(Primary Standard Industrial Classification Code Number)

20-3519064
(I.R.S. Employer Identification Number)

Date of Issue __________ **Date of This Circular** __________

Investing in the common stock involves risks, which are described in the"Risk Factors" section beginning on page 7.

	Price to Public	Underwriting discount and commissions	Proceeds to issuer
Per Unit	$0.20	$0.00	$0.20
Total	15,000,000	$0.00	$3,000,000

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of regulation.

Supplemental

<u>Shares are offered in $10,000 blocks. No other amount is authorized</u>.

There is no underwriter. Shares shall be sold by the issuer.

Item 1. Significant Parties

1. **Directors and Officers**

   Joseph Noonan, CEO
   159 Burgin Parkway
   Quincy, Ma 02169

   Barry Nadler, CFO, Director of Operations
   10833 97th Street North
   Largo, Fl 33773

   Jules Insler, CTO
   1 Highview Avenue
   Bergenfield, NJ 07621

Item 2. Application of Rule 262

N/A

Item 3. Affiliate Sales

N/A

Item 4. Jurisdictions in Which Securities Are to be Offered

Securities will be offered on a web site of the World Wide Web. Because the World Wide Web is world wide, the issuer will have no control over who sees its web site. The issuer may have difficulty in determining where the purchaser of the prospective securities resides or is physically located. Pursuant to Commission Release No. 33-7233 (October 6, 1995), if the document is provided on an Internet web site, however, separate notice would be necessary to satisfy the delivery requirements unless the issuer can otherwise evidence that delivery to the investor has been satisfied or the document is not required to be delivered under the federal securities laws.

Issuer will market and sell the shares. Interest will be generated by placing tombstone ads and a prospectus or offering circular on an Internet web site.

The web site will be arranged in such a way that no prospective investor can subscribe to the shares unless he or she certifies that he has read the prospectus, which is on the World Wide Web. The Company may also solicit invitations through direct e-mail, but in each case, these direct e-mail solicitations will refer the recipient to the World Wide Web site so that it will effectively be impossible to subscribe to the shares unless the subscriber has at least seen the prospectus or offering circular on the web site.

Prospective purchasers will also have the option of receiving a paper prospectus or offering circular in the mail, if they so choose.

Item 5. Unregistered Securities Issued or Sold Within One Year

As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) Name of Such Issuers: BINJ LABORATORIES, INC.

(2) The title and amount of Securities Issued:

Common Stock:
60,000,000 20,000,000 shares were issued to each of Joe Noonan, Barry Nadler and Jules Insler.
10,000,000 shares were issued to Screened Images, Inc.
500,000 shares were issued to James Noonan Trust UA102292
250,000 shares were issued to William Sturgeon
250,000 shares were issued to John Forehand
3,000,000 shares were issued to James Noonan, Jr.
150,000 shares were issued to Alice and Robert Shapiro
20,000 shares were issued to Rachael Shapiro
1,000 shares were issued to Derek O'Brien
10,000 shares were issued to Gregory Rodgers
20,000 shares were issued to Andrew Smith
20,000 shares were issued to Mary Alexander
10,000 shares were issued to Robert and Millicent Rinsky
10,000 shares were issued to Donna Rinsky
1,000 shares were issued to Edna Rinsky
661,000 shares were issued to Patricia Gordon
20,000 shares were issued to Pamela Haas
300 shares were issued to Audrey Hawkins
200 shares were issued to Patrick Collins
10,000 shares were issued to Andrew Liebman
10,000 shares were issued to Dustin Liebman
5,000 shares were issued to Harry Niles
20,000 shares were issued to Lawrence Pitonza
15,000 shares were issued to Sarah Etter
5,000 shares were issued to Robert Dambrosie
4,000 shares were issued to Nathaniel Johnson
5,000 shares were issued to Janet Johnson
5,000 shares were issued to Elveda Thompson
30,000 shares were issued to Judy and Terry Thomas
2,000 shares were issued to Zachary Thomas
3,000 shares were issued to Leah Thomas
4,000 shares were issued to Emily Johnson
7,000 shares were issued to Richard Rotondo
30,000 shares were issued to Jean and Michael Riccardi
100,000 shares were issued to Fred Rockefeller, Sr.
100,000 shares were issued to Fred Rockefeller, Jr.
50,000 shares were issued to Max Masel
50,000 shares were issued to Thomas Beckett

50,000 shares were issued to Lawrence Gannon
100,000 shares were issued to Mellissa Thomas
4,000 shares were issued to Anna Johnson
50,000 shares were issued to Roderick MacIntyre
10,000 shares were issued to Sarah MacIntyre
10,000 shares were issued to Christen MacIntyre
15,000 shares were issued to James Flahive
50,000 shares were issued to Paul R. Oristaglio and Jennifer A. Hawkins
250,000 shares were issued to Stephen Oristaglio
100,000 shares were issued to James Farley
75,000 shares were issued to Michael Sams
10,000 shares were issued to Andrea St. John
10,000 shares were issued to Andrew Smith
30,000 shares were issued to Mary Alexander
100,000 shares were issued to Devraj Patel
50,000 shares were issued to Frank Keaney
2,000 shares were issued to Rachel Donovan
10,000 shares were issued to Barbara Sirvis
20,000 shares were issued to Thomas Hines Jr.
20,000 shares were issued to David Ratcliff Jr.
76,344,500 Total

These constitute all of the outstanding shares of the Company.

Item 6. Other Present or Proposed Offerings

N/A

Item 7. Marketing Arrangements

All securities will be marketed by the issuer.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

N/A

Item 9. Use of a Solicitation of Interest Document

N/A

BINJ Laboratories, Inc.

Type of Securities offered: Common Stock
Maximum number of securities offered: 15,000,000 shares
Minimum number of securities offered: 4,000,000
Price per security: $0.20
Total Proceeds: If maximum sold: $3,000,000 If minimum sold $800,000

Is a commissioned selling agent selling the securities in this offering? No

Is there other compensation to selling agents? No

Is there a finder's fee or similar payment to any person? No

Is there an escrow of proceeds until minimum is obtained? No

Is this offering limited to members of a special group? No

Is transfer of the securities restricted? No

INVESTMENTS IN SMALL BUSINESSES INVOLVE A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE SECTION 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

- [ ] Has never conducted operations
- [X] Is in the development stage
- [ ] Is currently conducting operations
- [ ] Has shown a profit in the last fiscal year

Table of Contents

1. The Company

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HERIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN HIS OFFERING CIRCULAR.

BINJ Laboratories, Inc. (BINJ Labs) is an early stage technology development company dedicated to commercializing patented, proprietary cell phone detection and personal alarm system solutions for Federal, State and Local Prisons. BINJ Labs is incorporated in the state of Delaware with offices located at 159 Burgin Parkway, Quincy MA 02169. Our telephone number is 617-471-8887 and we operate on a calendar year. For additional information or purchase inquiries, please contact Joe Noonan at the above number.

BINJ Labs has developed a unique concept for the various bureaus of prisons, called CELL-SCAN™. Currently, the largest problem facing corrections is the **unauthorized use of cell phones by inmates**, especially as it relates to gang members and organized crime continuing their criminal activity. Under the guidance of the Corrections Technologist from the Federal Bureau of Prisons, the Massachusetts Department of Correction, and The New York Department of Correction Services, BINJ Labs has developed an innovative and integrated Cell Phone Detection System for correctional facilities worldwide. Furthermore, BINJ LABS has conducted 12 months of prison-based field-testing under the direction of key industry decision makers, and now holds the only working system on the market today.

With over 5,400 facilities nationwide, CELL-SCAN™ initial installations represent a market of over $466 million. BINJ Labs has also designed a follow-on product, a Personal Alarm System, called PAL-SCAN ™, which integrates seamlessly into the cell phone detection system. The corrections personal alarm system market is greater than $2.3 billion dollars.

Currently, we are evaluating the non-corrections marketplaces, which will be a natural nexus for us to pursue. These markets are extremely large and include, but are not limited to, law enforcement agencies, DoD Facilities, DoD Contractor operations, government offices, schools, universities, hospitals, and businesses with security requirements and/or unauthorized cell phone use concerns. We will be developing a separate marketing plan to address these opportunities. This business plan focuses on the nearer term corrections marketplace, a market in which the company's CEO has enjoyed success. We are fortunate to have identified 4 beta test sites, 1 of which (Norfolk County House of Correction) has a beta test system already installed.

2. Risk Factors

You should carefully consider the following factors as well as other information contained in this offering circular before deciding to invest in shares of the common stock.

Our Operating Results May Vary Greatly Depending On Market and Other Factors Beyond the Control of BINJ Laboratories, Inc.

Quarterly operating results are affected by market factors such as the general state of the Corrections industry, correctional procurement/bidding, and annual budgeting processes. Operating expenses, which include product development costs, and general and administrative costs, are relatively constant in the short term. However, revenues can, and will be affected by the number of units we sell, the number of licenses we are able to contract and the market price we are able to realize. Also, our ability to swiftly respond to market conditions will affect revenue.

Additional Conditions That Affect Our Operating Results:

- the timing of orders, cancellations and rescheduled deliveries,
- changes affecting our pricing, those prices of our competitors or suppliers,
- new technologies or products developed by competitors,
- the ability of our fabrication facility to produce sufficient quantities to meet our deliveries,
- the ability of our suppliers to keep product price competitive

All of these factors can adversely affect our ability to maintain sufficient revenues. Other factors unknown at the time of this offering could affect our business goals, reduce the price of our stock, and prevent us from achieving results needed to foster a strong, competitive advantage.

The Length of Our Sales Cycle Brings a Level of Uncertainty with Regard to Our Predicted Revenues

Our customers will perform a number of tests to evaluate our products before accepting them for use in their installations. The test cycle for these products will run from one to three months before acceptance. It will take an additional one to three months before our customers actually begin taking shipment of the products. This cycle will further delay the increase in our revenue stream.
Additionally, our business could be adversely affected if a customer curtails shipments or chooses not to install our products into their facility. Federal, State and local correctional procurement, budgeting and bidding processes will also influence our sales cycle.

In Order to Generate Revenues We Must Expend Significant Research and Development Funds

The acceptance of our products in the marketplace depends upon the dedicated resources of our company towards research and development, marketing and sales efforts. The costs incurred for developing these products is a large part of each periods budget. Therefore, these products can incur significant costs before they become profitable. Prospective investors should note that these products might not be profitable or not sufficiently profitable. If a competitor utilizes a design with newer technology, it may render our product obsolete.

We record as expenses the costs related to the development of new designs as these expenses are incurred. This can result in the profitability of our company varying from year to year as products are introduced and their degree of acceptance into the marketplace.

Our Fabrication Facility May Not Be Capable of Meeting Our Delivery Requirements

As a "fabless" producer of electronic systems, we rely on the ability of outside manufacturers to produce our Printed Circuit Boards. As the industry proceeds towards smaller geometries, new problems may be introduced that can significantly delay development and deliveries. We may be compelled to change facilities in order to keep pace with the industry. This, in turn, would delay shipment of our products and could increase our costs.

Competition in the Marketplace Could Cause a Decrease in Our Price or Reduce Demand For Our Products

The competition in the Corrections industry is intense. As cell phone detection becomes more wide spread and begins to have a positive influence on the various facilities, more competitors could enter the market. In addition, new technologies could lead to products that perform a similar function to ours. These developments could adversely influence operating results of our business.

In many cases, our potential competitors are significantly larger and have greater resources than we do and can better withstand adverse economic conditions. As we sell our systems, we will compete with established corrections industry manufacturers. Competing with these established companies could mean limited acceptance of our products, reducing expected revenues.

Failure to Have Our Systems Accepted in all Types of Facilities Will Result in Reduced Sales

Our future success depends upon the various State and Local Facilities accepting our systems and installing them in their facilities. We must, therefore, anticipate market trends and the price/performance of future corrections needs. We must realize the current production needs and adjust when conditions and markets require these changes. In pursuing these goals, we need to cultivate and maintain strong relationships with our customers and distributors. Doing so will incur significant marketing and sales costs. Failure to develop these relationships will have an adverse affect on our business.

Lower Demand in the Overall Corrections Market Will Result in Lower Demand For Our Products

Demand for our products depends on the requirements of various Federal, State, and Local correctional facilities. If the rate of growth is not sufficient to meet our sales goals, it will have a significant, detrimental effect on our business. Demand for cell detection and/or personal alarm systems may not grow.

Inability to design a Properly Working System Could Increase Our Costs and Delay Production

The design of a cell phone detection system and a personal alarm system is complex. It is possible that a significant defect is not discovered until products are being shipped into the marketplace. Our customers may not purchase our products if they have reliability, quality, or compatibility problems. This delay in acceptance can make it more difficult to retain customers and to attract new ones. Of course, these problems increase costs and delay shipments, adversely affecting operating results.

Failure to Hire Key Personnel Will Have an Averse Affect on Our Business

In order to grow as product sales increase, it is incumbent upon us to find personnel for positions in Sales, Manufacturing, Customer Relations, and additional skilled Engineers. If these positions are not filled with highly skilled professionals it could adversely affect the growth and operating performance of the business.

Market Acceptance of Our Products Depends to a Degree On Our Ability to Get Our Designs To Perform at Continuous High Levels of Efficiency

Users of our products rely upon our products complete functionality. If we do not perform, in a manner that meets the expectations of facilities management, our products will not gain "word of mouth" acceptance and it could have a substantial material affect on our business.

Our Ability to Protect Our Intellectual Property and Proprietary Rights Could Adversely Affect Our Competitive Position

We maintain patents and, to some extent, trade secrets that are used in our products. Our existing patents could be challenged, circumvented, or invalidated by others. We may enter into licensing agreements, which reduce our competitive advantage. Our competitors may develop technologies that are similar or superior to ours; others may duplicate the technology or design around the patents we own. We cannot be sure that others will not misappropriate our technologies.

If we have to defend our intellectual property in the courts, it will take time and resources away from other important business efforts. Any of these developments could have a material adverse affect on our business.

Since our sales are defined in U.S. dollars, increases in the value of the dollar will increase the price of our products so that they become more expensive to customers in that country, leading to a reduction in sales and profitability in that country.

The Principal Stockholders Have Majority Voting Power and May Take Actions That Are Not in the Best Interests of the Minority Stockholders

Immediately after the offering, our executive officers, directors and other principal stockholders will beneficially own 85% of the outstanding common stock. These stockholders will control, via their voting power, substantially all the corporate actions. This influence over our affairs might be adverse to the interests of the minority stockholders. This voting power could have the effect of preventing a change in the control of BINJ Labs. Commencing at the first annual meeting of stockholders, our stockholders will not be able to cumulate their votes in the election of directors, and the holders of the majority common stock present will be able to elect all of our directors.

Our Common Stock Has Not Been Publicly Traded and We Expect the Price of Our Stock Will Fluctuate Substantially

Over the past two years, the price of any given technology stock has been quite volatile. For most of the industry, common stock values have fallen, in many cases, to two-year low prices. The initial public offering price for BINJ Labs common stock was determined by the board of directors based upon initial pricing of other, similar, offerings. You may not be able to sell your shares at or above the initial offering price due to a number of factors. These factors, not exclusively, are:

- actual or anticipated fluctuations in operating revenues,
- changes in expectations of future revenues,
- analyst outlooks for future BINJ Labs success,
- technological advances by others,
- the state of the technology sector, in general.

Due to these factors, the price of our stock may decline and the value of your investment would be reduced.

3. Business and Properties

The discussions and analysis for the purposes herein contains forward-looking statements that involve risks. The risk factors noted in this paragraph and the section titled "Risk Factors" and elsewhere in this offering circular could cause a result materially different from that depicted herein.

Overview

BINJ Labs was founded in 2005 and since 2005; we have focused on development of cell phone detection systems for the corrections industry.

BINJ Laboratories, Inc. is an early stage technology development company dedicated to commercializing patented, cell phone detection and personal alarm systems for the corrections industry. BINJ Labs has developed a unique concept for detecting, reporting, and tracking cell phones, known as CELL-SCAN™. The **CELL-SCAN™** System is comprised of an integrated antenna and RF detector, a sub-station unit whose purpose is to communicate with each detector module within a specified area and report activity to the central unit, which reports, confirmed activity, type of cell phone and location to the display. The outside yard areas are monitored by units that cover 25 X 25 foot sectors to localize the detection of a cell phone and track its position from one sector to any adjoining sector (a typical yard may contain 100 sectors).

> *For example, as the person moves with their phone, the starting and changing position of their phone is reported. [If more than one phone is active, each individual phone can be tracked.] If their phone moves inside the facility, tracking will continue as interior units detect their phone.*

The **CELL-SCAN™** System is comprised of a selection of wireless Sensors and Sub-Stations. Units are designed to operate wirelessly throughout the facility. Communication between Sensors and Sub-Stations is via 900 MHz low data rate equipment. Communication between Sub-Stations and the System Console is through the use of 802.11g (WI-FI). Each communications type has a specific purpose within the corrections facility. Sensors to Sub-Station do not require high data rates and can operate seamlessly using this protocol; the WI-FI communications creates a high data rate backbone to allow for video and other high data rate traffic. By leveraging these communication types, installation costs are low.

CURRENTLY THERE IS NO COMPETING PRODUCT IN THE MARKETPLACE. Several companies have been looking into the marketplace and have tested several prototypes. Industry professionals have indicated the systems are twice as expensive as Cell-Scan™.

PAL-SCAN™ is in the final development stage. As an adjunct to CELL-SCAN™, PAL-SCAN™ is a Personal Alarm (PAL) system to be used by facility staff to report when correctional staff are in trouble or in danger or any other situation where an individual requires immediate assistance. Pal-Scan™ can be purchased either as a stand-alone system or as a package with CELL-SCAN™. In speaking with corrections technologists, this is considered the number two need in corrections after cell phone detection. In most cases, if the individual is not at his/her normal workstation, it becomes difficult to locate this individual in the event of an emergency. Present systems identify the personnel units ID, and most, not the actual location of the individual. Competing individual tracking and location systems are very expensive. Cell Scan was designed with the needs of a Personal Alarm system in mind. For Cell-Scan to incorporate the PAL-SCAN™ system, it requires approximately a 10% increase in the number of sensors within the facility. In a similar fashion to the Cell Scan method of tracking cell phones, Pal-Scan will track corrections personnel who have a PAL unit on their person. The increase in sensors is to cover all doorways and areas where a possible location ambiguity can exist.

Current PAL systems are priced in the $450,000 to $800,000 ranges. This system would be priced at $400,000 to $550,000 and would be more powerful and effective than any system to date. Furthermore, 90% of the sensors will be in place for a facility that has installed the CELL-SCAN™ system. The PAL-SCAN™ system is a $2.3 billion dollar potential market place, which will generate sales of $15 million to 22.5 million per year and could start as early as Year 3.

We will utilize a "fabless" business model that will allow us to purchase packaged and tested Printed Circuit Boards from independent manufacturing facilities. This approach allows us to design, develop, and market our products without the need for a large investment in manufacturing facilities or the maintenance of work-in-process inventory.

We will rely on a direct sales force to sell a significant portion of our products. We pay a commission to our sales representatives while selling products to facilities that may approach us directly. Revenues from sales to corrections facilities are recognized when products have been shipped. (See "Risk Factors" page 7.)

Gross margin will fluctuate due to changes in the product mix; the current position in the product's life cycle and variations in the product's manufacturing costs.

It is expected that revenues will be generated beginning in year two (approximately one year from the date of this offering circular) after the completion of design and test of the initial CELL-SCAN™. During that time, we will concentrate our time marketing CELL-SCAN™ and preparing for the production and sale of PAL-SCAN™.

Existing Strategic Relationships

This high-demand system has the added benefit of industry buy-in including six (6) potential customers (representing over 200 facilities) including:

- *Corrections Corporation of America;*
- *The Massachusetts Department of Correction;*
- *Maryland Department of Correction;*
- *NY City Department of Correction;*
- *State of New York Department of Correctional Services*; and
  The Norfolk County Sheriffs Department and House of Correction

Norfolk County House of Correction contains our first beta test system. Our second system will be installed in the Walpole Penitentiary in May of 2006. Beta systems are also scheduled for NY City Department of Correction and State of New York Department of Correctional Services in the summer of 2006.

Property

BINJ Labs currently holds provisional patents for our design of both CELL-SCAN™ and PAL-SCAN™. Additionally, we have filed Trademarks for the BINJ Labs name and for the CELL-SCAN™ and PAL-SCAN™ names. The Provisional patent applications Numbers are US60/739,877, US60/694,099, and US60/699,281.

4. Offering Price Factors

The pro forma net tangible book value of BINJ Labs at December 31, 2005 was approximately $124,278 or $0.000674 per share. Pro forma net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding. After giving effect to the sale of 15,000,000 shares of our common stock offered by BINJ Labs at an initial public offering price of $0.20 per share, our as adjusted pro forma net tangible book value as of May 31, 2007 will be approximately $3,124,278 or $0.033900 per share. This represents an immediate increase in net tangible book value of $0.033226 per share to existing stockholders and an immediate dilution of $0.166100 per share to new investors purchasing shares of our common stock. The following illustrates the effects of this dilution:

Initial public offering price per share..		$0.20
Pro forma net tangible book value per share at December 31, 2005...	$0.000674	
Increase per share attributable to this offering.............................	$0.033226	
As adjusted pro forma net tangible book value per share after the offering	$0.033900	
Dilution per share to new investors in this offering....................................		$0.16610

The following table summarizes on a pro forma basis, as of May 31, 2007, the total number of shares of our common stock purchased from BINJ Labs, the consideration paid, the average price per share paid by existing stockholders and by new investors in this offering:

	Shares Purchased		Total Consideration		
	Number	Percent	Amount	Percent	Average Price Per Share
Existing Stockholders	74,987,500	83.33%	228,028	7.06	0.003041
New Investors	15,000,000	16.67%	3,000,000	92.94	0.200000
Total	89,987,500	100.0%	3,228,028	100.00	

As of December 31, 2005, there were no options outstanding.

5. Use of Proceeds

The funds from this offering shall be used for the following if maximum received:

1. Develop a complete CELL-SCAN™ and PAL-SCAN™ system
    a. By incorporating the design as described in Section 6, a new CELL-SCAN™ and PAL-SCAN™ system will be developed
    b. This design will require the hiring of certain hardware and software engineers that will, along with the founders, complete the development.
    c. Funds needed will be $500,000 for CELL-SCAN™ and $1,000,000 for PAL-SCAN™

2. Market the concept
    a. During the hardware/software development, a number of sales/marketing personnel will be hired to introduce the new concept to corrections facilities.
    b. A complete sales campaign will be developed to make the administration aware of the benefits of this new product
    c. Funds needed will be $1.5 million.

	If Minimum Sold	If Maximum Sold
Total Proceeds	800,000	3,000,000
Less: Offering Expenses		
Copying & Advertising	6,600	11,000
Administrative	3,000	5,000
Net Proceeds	790,400	2,984,000
Use of Net Proceeds:		
CELL-SCAN™ Development	700,000	700,000
PAL-SCAN™ Development	0	1,000,000
Marketing, Training	0	600,000
Overhead	90,000	680,000
Miscellaneous	400	4,000
Total use of Net Proceeds	(800,000)	(3,000,000)

If minimum received, PAL-SCAN™ development will be funded by profits from CELL-SCAN™ sales.

6. Capitalization

BINJ Labs has received $228,028 in funding as of March 31, 2005.

7. Description of Securities

The following securities are being offered for sale:

1. Common Stock – 15,000,000 shares

    a. Dividend rights
        No dividends are contemplated at this time
    b. Voting rights
        All holders of these shares shall have a one-share-one-vote right
    c. Liquidation rights
        In the event of liquidation or dissolution of BINJ Labs, the holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities.
    d. Preemptive rights

No holder of BINJ Labs common stock shall have preemptive rights to future offerings.

e. Conversion rights
   None

f. Redemption rights
   None

g. Sinking fund provisions
   None

h. Liability to further calls or to assessment by the issuer
   None

8. Plan of Distribution

(a) List the jurisdictions in which the securities are to be offered by underwriters, dealers, or salespersons.

Not Applicable. Issuer will sell the Securities.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Securities will be offered on a web site of the World Wide Web. Because the World Wide Web is world wide, the issuer will have no control over who sees its web site. The issuer may have difficulty in determining where the purchaser of the prospective securities resides or is physically located. Pursuant to Commission Release No. 33-7233 (October 6, 1995), if the document is provided on an Internet web site, however, separate notice would be necessary to satisfy the delivery requirements unless the issuer can otherwise evidence that delivery to the investor has been satisfied or the document is not required to be delivered under the federal securities laws.

Issuer will market and sell the shares. Interest will be generated by placing tombstone ads and a prospectus or offering circular on an Internet web site.

The web site will be arranged in such a way that no prospective investor can subscribe to the shares unless he or she certifies that he has read the prospectus, which is on the World Wide Web. The Company may also solicit invitations through direct e-mail, but in each case, these direct e-mail solicitations will refer the recipient to the World Wide Web site so that it will effectively be impossible to subscribe to the shares unless the subscriber has at least seen the prospectus or offering circular on the web site.

Prospective purchasers will also have the option of receiving a paper prospectus or offering circular in the mail, if they so choose.

(c) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

Reference Item 5. above

9. Dividends, Distributions and Redemptions

As above in 7.

10. Directors, Executive Officers and Principal Stockholders

List the full names and business and residential addresses, as applicable, for the following persons:

(a) **Issuer's Directors**;

Joe Noonan
Age 45
(Home)
28 Bridle Lane
Scituate, MA 02066
(Business)
159 Burgin Pkwy.
Quincy, MA 02169

Barry Nadler
Age 63
(Home)
10833 97th St. N
Largo, FL 33773
(Business)
159 Burgin Pkwy.
Quincy, MA 02169

James Noonan
.....Age 47
(Home)
19 Old Forge
Scituate, MA 02066
(Business)
159 Burgin Parkway
Quincy, MA 02169

(b) **Issuer's Officers**:

Joe Noonan
President & Chief Executive Officer
159 Burgin Parkway.
Quincy, MA 02169

Barry Nadler
Secretary
(Home)
10833 97th St. N
Largo, FL 33773
(Business)
159 Burgin Pkwy.
Quincy, MA 02169

James Noonan
....Treasurer
(Home)
19 Old Forge
Scituate, MA 02066
(Business)
159 Burgin Parkway
Quincy, MA 02169

(c) **Principal Stockholders**

Jules Insler
1 Highview Ave.
Bergenfield, NJ 07621

Joe Noonan
(Home)
28 Bridle Lane
Scituate, MA 02066
(Business)
159 Burgin Pkwy.
Quincy, MA 02169

Barry Nadler
(Home)
10833 97th St. N
Largo, FL 33773
(Business)
159 Burgin Pkwy.
Quincy, MA 02169

The three co-founders of BINJ LABS, Joseph Noonan, Barry Nadler and Jules Insler, are electronics engineers and entrepreneurs with 75 years combined experience in the design of advanced systems, primarily in the defense aerospace sector. Working for a leading defense contractor, the founders successfully completed design and development projects of complex electronics systems integrating various communications technologies including: Radar warning receives, electronic counter measures units; digital engineering and processing, Ethernet networks, and various other electronics technologies. The founders' work has led to numerous patentable designs. While much of the prior work involves classified systems, as a team, the founders have proven successful in taking complex designs from concept to prototype in a highly compressed time frame. In addition to their engineering prowess, the founders are successful entrepreneurs, bringing complimentary business and management skills to the endeavor. **Joseph Noonan,** the CEO, is an electrical engineer and lawyer; and he also holds a Master's Degree in CIS. In 1995, he formed a multimedia company, Screened Images, Inc., which owns and maintains the dominant ecommerce and Distance Learning portal in the $54 billion corrections industry controlling 90% of the traffic in the sector. **Barry Nadler,** the company's Director of Operations and Development, is a scientist and electrical engineer with over 25 years of development and system integration experience for the electronic systems industry. Previously, Mr. Nadler worked for Loral Electronic Systems. **Jules Insler,** the team's chief scientist has over 30 years experience as an electrical engineer with specific expertise in imbedded computer systems. Mr. Insler is responsible for many military related inventions (primarily owned by the U.S. Government due to the classified nature of his work) and is one of the named inventors on the original patent for the Laser Printer.

Title of Class	Name and address of owner	Amount owned before the offering	Amount owned after the offering	Percent of class
Common	Joe Noonan 159 Burgin Pkwy Quincy, MA 02169	20,000,000	20,000,000	28.33
Common	Jules Insler 1 Highview Ave. Bergenfield, NJ 07621	20,000,000	20,000,000	28.34
Common	Barry Nadler 10833 97th St. N Largo, FL 33773	20,000,000	20,000,000	28.33

11. Management Relationships, Transactions and Remuneration

Barry Nadler is a salaried employee.

12. Litigation

None

13. Federal Tax Aspects

N/A

14. Miscellaneous Factors

None

15. Financial Statements

The first and only fiscal year end December 31, 2005 financial statements and footnotes are presented on separate pages as follows:

- Balance Sheet
- Statement of Operations (Income Statement)
- Statement of Cash Flows
- Statement of Shareholder's Equity
- Notes to Financial Statements

Binj Laboratories, Inc.
Balance Sheet
As of 12/31/2005

Assets				
Current Assets				
Eastern Bank		65,467		
Investment - Schwabb		47,145		
Total Current Assets				112,612
Fixed Assets				
Office Equipment		900		
Computers		3,546		
Furniture		900		
			5,346	
Accumulated Depreciation			(161)	
Total Fixed Assets				5,185
Start-up Costs			6,499	
Accumulated Amortization			(18)	
Total Start-up Costs				6,481
Total Assets				124,278
Liabilities & Equity				
Liabilities				
Current Liabilities				
Accounts Payable			(13,214)	
Credit Card			(807)	
Total Current Liabilities				(14,021)
Long Term Liabilities				
Loans From Shareholders			(59,712)	
Total Long Term Liabilities				(59,712)
Equity				
Capital Stock			(7,499)	
Paid-in Capital			(228,028)	
Retained Earnings			184,982	
Total Equity				(50,545)
Total Liabilities & Equity				(124,278)

Binj Laboratories, Inc.
Statement of Operations (Income Statement)
For Period Ending 12/31/2005

Income			
(Gain) Loss on Sale of Stock		18,955	
Total Income			18,955
Expenses			
	Amortization	18	
	Bank Fees	7	
	Contract Labor	146,778	
	Depreciation	161	
	Office Supplies	3,638	
	Parts	807	
	Travel	338	
	Payroll	13,560	
	Penalties	720	
Total Expenses			166,027
Net income			184,982

Binj Laboratories, Inc.
Statement of Cash Flows
As of 12/31/05

Sources of Cash				
Operations:				
Net Income (Loss)		(184,982)		
Add: Deductions not decreasing				
cash				
Depreciation	161			
Amortization	18			
Accounts Payable	13,214			
Credit Card Payable	807	14,200		
		(170,782)		
Deduct: Additions not increasing				
cash				
Investment	47,145	47,145	(217,927)	
Funds Provided by:				
Loans From Stockholders		59,712		
Issuance of Common stock at par (Stockholders)		7,498		
Stock Sales		228,028	295,238	77,311
Funds Used by:				
Purchase of Equipment			5,345	
Start-up Costs			6,499	11,844
				65,467
Increase in cash				65,467
Change in cash balance:				
Cash balance, 12/31/2004				0
Cash balance, 12/31/2005				65,467
Increase in cash				65,467

Binj Laboratories, Inc.
Statement of Shareholder's Equity
For Year Ended 12/31/2005

Unappropriated Retained Earnings, 12/31/04	0
Common Stock, 0.0001 par value, 100,000,000 issued, 74,987,500 outstanding	7,499
Paid in Capital	228,028
Net (Income) / Loss, 12/31/05	(184,982)
Total Equity, 12/31/05	50,545

Binj Laboratories, Inc.
Notes to Financial Statements
As of 12/31/2005

1) Binj is in the development stage and as of the date of this report, has not commenced the sale of Cell-Scan™ or any other product

2) No estimates were used in the preparation of the Financial Statements

3) A "friends and family" round of equity generation was completed prior to the filing of (this) Form 1-A

4) Office furniture and computers were purchased as Capital Equipment

5) Accounting Policies:
Depreciation is Tax Basis
Start-up costs are amortized over 60 months
Property, Plant and Equipment is stated at cost
Earnings per share is calculated by dividing earnings available by average common shares. Since normal operations have not yet begun, earnings per share will not be included in this report.

Summary Financial Data

BINJ Laboratories, Inc. is a start-up company and has not, as yet, sold any products or entered into agreements with corrections facilities. Financial information only reflects operations towards the development of patents and a corporate structure.

Binj Laboratories, Inc.
Balance Sheet

	Dec 31, 05	As Adjusted (Sale - 15,000,000 Shs Common @ $0.20/sh)
ASSETS		
Current Assets		
Checking/Savings		
1001 · Eastern Bank	65,467.20	3,065,467.20
1005 · Schwabb	47,145.48	47,145.48
Total Checking/Savings	112,612.68	112,612.68
Total Current Assets	112,612.68	3,112,612.68
Fixed Assets		
1020 · Office Equipment	899.93	899.93
1030 · Computer	3,545.42	3,545.42
1040 · Furniture & Fixtures	900.00	900.00
1100 · Accumulated Depreciation	(161.00)	(161.00)
1250 · Start-up Costs		0.00
1255 · Accumulated Amortization	(18.05)	(18.05)
1250 · Start-up Costs - Other	6,498.75	6,498.75
Total 1250 · Start-up Costs	6,480.70	6,480.70
Total Fixed Assets	11,665.05	11,665.05
TOTAL ASSETS	**124,277.73**	3,124,277.73
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 · Accounts Payable	13,213.73	13,213.73
Total Accounts Payable	13,213.73	13,213.73
Credit Cards		
2500 · First Equity- 8310	807.49	807.49
Total Credit Cards	807.49	807.49
Total Current Liabilities	14,021.22	14,021.22
Long Term Liabilities		
2300 · Due to B. Nadler	16,000.00	16,000.00
2310 · Due to J. Insler	8,000.00	8,000.00
2320 · Due to J. Noonan	35,712.00	35,712.00
Total Long Term Liabilities	59,712.00	59,712.00
Total Liabilities	73,733.22	73,733.22
Equity		
3050 · Capital Stock	7,498.75	7,498.75
3100 · Paid-in-Capital	228,028.02	3,228,028.02
Net Income	(184,982.26)	(184,982.26)
Total Equity	50,544.51	3,050,544.51
TOTAL LIABILITIES & EQUITY	**124,277.73**	3,124,277.73

Binj Laboratories, Inc.
Income Statement

	Jan - Dec 05	As Adjusted
Ordinary Income/Expense		
Income		
4500 · Gain/Loss on Sale of Stock	-18,954.52	-18,954.52
Total Income	-18,954.52	-18,954.52
Expense		
6108 · Amortization	18.05	18.05
6120 · Bank Service Charges	7.00	7.00
6135 · Contract Labor	146,778.02	146,778.02
6150 · Depreciation Expense	161.00	161.00
6241 · Office Supplies	3,638.35	3,638.35
6245 · Parts Expense	807.49	807.49
6350 · Travel & Ent		
6380 · Travel	337.66	337.66
Total 6350 · Travel & Ent	337.66	337.66
6560 · Payroll Expenses	13,560.17	13,560.17
Total Expense	165,307.74	165,307.74
Net Ordinary Income	-184,262.26	-184,262.26
Other Income/Expense		
Other Expense		
8020 · Penalties	720.00	720.00
Total Other Expense	720.00	720.00
Net Other Income	-720.00	-720.00
Net Income	**-184,982.26**	**-184,982.26**

16. Managements Discussion and Analysis of Certain Relevant Factors

None

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Quincy, State of Massachusetts, on June 15, 2006.

BINJ Laboratories, Inc.

By ______________________

Joseph Noonan, President & CEO

____

Barry Nadler, Secretary